Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

Eaton Vance Distributors, Inc. One Post Office Square Boston, MA 02109 Member FINRA / SIPC.	September 16, 2026 Dear Valued Client:

We are pleased to announce that the board of trustees of eight municipal income open-end mutual funds approved proposals to convert the funds to exchange-traded funds (ETFs) in early 2027, subject to shareholder approval. These funds represent approximately $9.6 billion in assets under management as of August 31, 2026.

Current Mutual Funds	Proposed Corresponding ETFs
Eaton Vance National Municipal Income Fund	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund	Eaton Vance New York Municipal Income ETF
Eaton Vance Municipal Opportunities Fund	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income ETF
Eaton Vance Short Duration Municipal Opportunities Fund	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund	Eaton Vance Short Duration Municipal Income ETF

Each corresponding ETF has substantially the same investment objective and substantially the same or substantially similar principal investment strategies as the current mutual fund.

This planned evolution reflects our commitment to expanding our ETF platform and enhancing access to actively-managed fixed-income strategies through the ETF structure. If approved, these conversions, would provide our ETF platform with a broad range of municipal strategies across the entire yield curve and credit spectrum. We believe the ETF wrapper offers increased flexibility and efficiency while preserving the benefits of active management. In each circumstance, the acquiring ETF is expected to have lower total annual fund operating expenses than those of each share class of its corresponding acquired fund, other than Class W shares of Eaton Vance High Yield Municipal Income Fund. Intraday trading further enhances the client benefits by enabling investors to act in real time, manage risk more precisely, and access liquidity efficiently.

If approved, MSIM expects to complete these conversions in early 2027. Thank you for your continued trust and partnership.

Sincerely,

Jeff Mueller	Ken Topping
Co-Head of Fixed Income	Co-Head of Fixed Income
Morgan Stanley Investment Management	Morgan Stanley Investment Management

In connection with the reorganizations discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to investors until the registration statement is effective. Investors are urged to carefully read the reorganization materials and any other relevant documents when they become available because they will contain important information about each proposed reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to relevant fund(s), One Post Office Square, Boston, MA 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the above-referenced funds carefully.